                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                             Amendment No. 5*

                    Under the Securities Exchange Act of 1934

                             CyberGuard Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    231910100
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                 March 27, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  231910100
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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons
          Okabena Partnership K, a Minnesota general partnership   41-1642281
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     (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)       [ ]
                                                            (b)       [X]
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     (3)  SEC Use Only

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     (4)  Source of Funds

          WC
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                           [ ]

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     (6)  Citizenship or Place of Organization

          MN
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  Number of    (7)  Sole Voting Power        452,900   shares
Shares Bene-   -----------------------------------------------------------------
   ficially    (8)  Shared Voting Power      -0-       shares
Owned by       -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   452,900   shares
 ing Person    -----------------------------------------------------------------
   With        (10) Shared Dispositive Power -0-       shares
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          452,900 shares
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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

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     (13) Percent of Class Represented by Amount in Row (11)
                              6.1%
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     (14) Type of Reporting Person (See Instructions)

          PN



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This fifth Amendment to Schedule 13D is filed by and on behalf of Okabena
Partnership K (the "Partnership") and amends the original Schedule 13D filed on December 21, 1995, Amendment No. 1 filed February 9, 1996, Amendment No. 2 filed May 24, 1996, Amendment No. 3 filed on August 2, 1996 and Amendment No. 4 filed on December 26, 1996.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended and restated as follows:

          (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13). The Partnership effected the following open market sales and reduced its beneficial ownership by an amount greater than 1% of the Issuer's Common Stock:

          Date           Shares Sold         Price Per Share
          ----           -----------         ---------------

          1/2/97            1,900                $11.63
          3/12/97           4,000                 11.35
          3/13/97          11,000                 11.01
          3/14/97          10,000                 10.75
          3/17/97           4,500                 10.75
          3/27/97          45,500                  9.15

Except as set forth above, no other transactions in the Issuer's Common Stock were effected during the past sixty days by the persons named in Item 2 of
Schedule 13D.




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                                   SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 3, 1997                     OKABENA PARTNERSHIP K
                                   By: Okabena Investment Services, Inc.
                                          Its Managing Partner

                                   By:     /s/ Gary S. Kohler
                                      --------------------------------
                                      Gary S. Kohler, Vice President

















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